UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free Translation]

AGROPECUÁRIA TAPIRAPÉ S.A.	BANCO SANTANDER (BRASIL) S.A.
Taxpayer ID (“CNPJ/MF”) # 03.481.074/0001-85	Publicly-held Company CNPJ/MF # 90.400.888/0001-42
Corporate Registry (“NIRE”) # 35.300.129.571	NIRE # 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Banco Santander”), the controlling shareholder of AGROPECUÁRIA TAPIRAPÉ S.A. (“Tapirapé” or “Company”), a beneficiary company of resources derived from tax incentives of Fundo de Investimento Regional da Amazônia – FINAM (CNPJ/MF # 03.481.074/0001-85), pursuant to the provision in Art. 25 of Instruction # 265/97 of the Brazilian Securities & Exchange Commission (“CVM”), publicly announces that:

1.      The Special Meeting of Tapirapé (“AGE”) held on this date approved the cancellation of its registry as an incentive-benefited company before CVM, through the realization of a Share Purchase Offering (“OPA”), pursuant to CVM Instruction # 265/97, and the OPA shall observe the following terms and conditions:

(i)  the object of the OPA will be the total of 5,431,250 (five million, four hundred thirty one thousand, two hundred and fifty) preferred shares held by the minority shareholders of Tapirapé, representing 0.93% of the total capital stock of Tapirapé;

(ii) the purchase price of the shares under the OPA shall be R$ 65,042.86 (sixty-five thousand, forty two hundred reais eighty-six centavos), corresponding to R$ 11.975670 per lot of a thousand shares, as determined in Tapirapé’s equity valuation report as of July 31, 2010, prepared by a specialized company specifically for this purpose, being such amount higher than the share equity value stated in Tapirapé’s financial statements as of December 31, 2009 (last fiscal year). The referred valuation report will be filed at the Company’s headquarters and may be analyzed by the shareholders from Monday through Friday, from 10 a.m. to 4 p.m.; and

(iii) the price per preferred share shall be paid at once and in immediately available funds, in Brazilian currency, and shall be adjusted by SELIC rate disclosed by Central Bank of Brasil, calculated pro rata temporis as of this date until the date of payment to be defined in the OPA Call, to all shareholders participating in the OPA.

[Free Translation]

2.      The draft of the instrument of the OPA for the cancellation of registry of the Incentive-Benefited Company of Tapirapé shall be subject to the approval of CVM, within no more than forty-five (45) days as of this date.

3.      Within no more than ten (10) days as of the approval by CVM the OPA Call will be published in accordance with CVM Instruction # 265/97.

4.      Dissident shareholders of the resolution of AGE may manifest in writing to the Company, in the manner and time provided for in Sole Paragraph, Art. 23, of CVM Instruction # 265/97.

5.      The OPA will be carried out irrevocably and irreversibly, and shall be valid for ninety (90) days as of the OPA Call publication.

São Paulo, August 31, 2010.

BANCO SANTANDER (BRASIL) S.A.

Carlos Alberto Lopez Galan

Investors Relations Officers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 31, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer